Mail Stop 3010

March 30, 2010

VIA U.S. MAIL and FAX 323-822-1784

Yossi Attia
Chief Executive Officer
Yasheng Eco-Trade Corporation
1061 ½ N Spaulding Ave.
Los Angeles, CA 90046.

       Re: **Yasheng Eco-Trade Corporation**
                  Form 10-K
                  Fiscal Year Ended December 31, 2008
                  Filed April 15, 2009

                  Form 10-Q
                  Three Month Period Ended March 31, 2009
                  Filed May 20, 2009

                  Form 8-K
                  Filed July 15, 2009
                  File No. 001-12000

Dear Mr. Attia:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Kevin Woody
                        Branch Chief